Exhibit 77(d)

               POLICIES WITH RESPECT TO SECURITY INVESTMENTS

(1) Research Enhanced Index Portfolio (for purposes of this section, the Research Enhanced Index Portfolio will be referred to as the "Portfolio")

Effective August 1, 2001, the investment strategies of the Portfolio changed. The following describes the current investment strategies of the Portfolio:

     [The Portfolio] invests at least 80% of its net assets in stocks included in the Standard & Poor's Composite Stock Price Index (S&P 500 Index).

     [...]

     In managing the Portfolio, the portfolio managers attempt to achieve the [Portfolio's] investment objective by overweighting those stocks in the S&P 500 Index that the portfolio managers believe will outperform the index, and underweighting (or avoiding altogether) those stocks that the portfolio managers believe will underperform the index. In determining stock weightings, the portfolio managers use internally developed quantitative computer models to evaluate various criteria such as the financial strength of each company and its potential for strong, sustained earnings growth. At any one time, the portfolio managers generally include in the Portfolio approximately 400 of the stocks included in the S&P 500 Index. Although the Portfolio will not hold all the stocks in the S&P 500 Index, the portfolio managers expect that there will be a close correlation between the performance of the Portfolio and that of the S&P 500 Index in both rising and falling markets, as the Portfolio is designed to have risk characteristics (e.g. price-to-earnings ratio, dividend yield, volatility) which approximate those of the S&P 500 Index. The Portfolio may also invest in certain higher-risk investments, including derivatives (generally, these investments will be limited to S&P 500 Index options and futures on the S&P 500 Index).

On May 9, 2001, the Board of Trustees of the Registrant approved the revision of the non-fundamental investment strategies of the Portfolio to permit the Portfolio to engage in stock index futures transactions.

(2) Pilgrim VP MagnaCap Portfolio (for purposes of this section, the MagnaCap Portfolio will be referred to as the "Portfolio")

Effective October 1, 2001, the investment strategies of the Portfolio changed. The following describes the investment strategies of the Portfolio

     The Portfolio is managed with the philosophy that companies that can best meet the Portfolio's objectives are established companies that meet disciplined valuation criteria and have the financial ability to have increased their dividends over the last decade. Under normal market conditions, the Portfolio invests at least 65% of its assets in stocks that meet the following criteria:

     ATTRACTIVE VALUATION CHARACTERISTICS: Companies with market capitalizations above $2 billion are screened for relatively attractive valuation characteristics. Multiple valuation measures may be considered including: price to earnings ratios; price to book value ratios; price to cash flow ratios; price to sales ratios; and enterprise value to earnings before interest, taxes, depreciation and amortization. Companies selling at low valuations compared to their expected growth rates will also be considered.

     DIVIDENDS: A company must have increased its dividends or had the financial capability to have increased its dividends over the past 10 years.

     BALANCE SHEET STRENGTH: A company's long term debt is rated investment grade by at least one nationally recognized rating agency.

     Candidates for investment are also analyzed for some catalyst or vector of change that may spark an increase in share price.

     The equity securities in which the Portfolio may invest include common stocks, convertible securities, and rights or warrants. Normally, the Portfolio's investments are generally in larger companies that are included in the largest 500 U.S. companies as measured by sales, earnings, or assets. The remainder of the Portfolio's assets may be invested in equity securities that the Adviser believes have growth potential because they represent an attractive value, but which may not meet the above criteria. The Portfolio's investments may focus on particular sectors depending on the adviser's perception of the market environment.

     Although the Portfolio normally will be invested as fully as practicable in equity securities, assets that are not invested in equity securities may be invested in high quality debt securities. The Portfolio may invest up to 5% of its assets, measured at the time of investment, in foreign securities.

(3) Pilgrim VP International Value Portfolio

Effective October 1, 2001, the VP International Value Portfolio may lend portfolio securities on a short-term or long-term basis, up to 33-1/3% of its total assets.